UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For fiscal year ended December 31, 2006
or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from      to
Commission File number: 1-9059
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Placer Dome America 401(k) Savings Plan 136 East South Temple, Suite 1300 Salt Lake City, Utah 84111

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Barrick Gold Corporation BCE Place, Canada Trust Tower 161 Bay Street, Suite 3700 Toronto, Canada M5J 2S1

TABLE OF CONTENTS

Page

INDEPENDENT AUDITOR’S REPORT	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURES	8

EXHIBIT INDEX

INDEPENDENT AUDITOR’S REPORT
To the Participants and Administrator of the
Placer Dome America 401(k) Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Placer Dome America 401(k) Savings Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As further discussed in Note 1 to the financial statements, the Barrick U.S. Subsidiaries Benefits Committee, the Plan’s administrator, voted on July 17, 2006 to merge the plan into the Barrick Retirement Plan and terminate the associated trust. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing plan basis used in presenting the 2005 financial statements to the liquidation basis used in presenting the 2006 financial statements.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
/s/ Squire & Company, PC
Squire & Company, PC
Orem, Utah
July 5, 2007

PLACER DOME AMERICA 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 and 2005

	2006	2005
ASSETS

Investments:
Placer Dome Inc. stock fund	$—	$17,667,978
Mutual fund investments	—	34,553,035

Participant loans	—	2,724,502

Total investments	—	54,945,515

Receivables:
Employer	—	1,064,277
Employee	—	14,724

Cash	—	48,676

Total assets	—	56,073,192

LIABILITIES	—	—

Net Assets Available For Benefits	$—	$56,073,192

The accompanying notes are an integral part of these financial statements

PLACER DOME AMERICA 401(k) SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 and 2005

	2006	2005
Additions to Net Assets:
Investment Income:
Net appreciation in fair value of investments	$3,877,879	$4,897,209
Dividend income	2,215,833	895,283
Interest income	232,484	165,145

Total investment income	6,326,196	5,957,637

Contributions:
Participant	5,036,107	4,123,155
Employer	4,346,334	3,671,504
Rollover	603,257	1,406,599

Total contributions	9,985,698	9,201,258

Total additions	16,311,894	15,158,895

Deductions from Net Assets:
Benefits paid to participants	8,116,034	3,226,973

Transfers to Barrick Retirement Plan	64,269,052	—

Net Increase (Decrease)	(56,073,192)	11,931,922

Net Assets Available for Benefits, Beginning of Year	56,073,192	44,141,270

Net Assets Available for Benefits, End of Year	$—	$56,073,192

The accompanying notes are an integral part of these financial statements

PLACER DOME AMERICA 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Note 1.	Description of Plan

The following description of Placer Dome America 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan and was established effective July 1, 1985. Effective December 31, 2001, the Plan was amended for the purpose of implementing certain plan design changes and complying with changes in applicable law. The amendments apply to benefits payable to or on account of employees who retire or whose employment is terminated from January 1, 2002 onward. In addition, the Getchell Gold 401(k) Savings Plan (“Getchell Plan”) was merged in to the Plan on December 31, 2001.

The purpose of the Plan is to provide eligible employees with the opportunity to accumulate retirement benefits through a program of regular savings supplemented by Company contributions.

The Plan is designed to take advantage of significant tax deferral advantages provided by Sections 401(a) and 401(k) of the Internal Revenue Code (the “Code”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Administration — The Plan is administered by PDA, which determines questions of eligibility for participation, interprets the Plan, communicates with participants and their beneficiaries and is otherwise generally responsible for Plan operations. Participants receive quarterly statements showing the status of their accounts, including the fair market value. Substantially, all administrative fees are paid by PDA. Milliman USA has been retained to assist in the administration of the Plan. The trustee for the Plan, Charles Schwab Trust Company (“Schwab”), holds and invests the assets of the trust fund.

Eligibility — Employees who are eligible to participate in the Plan include salaried employees of Placer Dome U.S. Inc., its wholly owned subsidiary (Golden Sunlight Mines, Inc.), its division (Bald Mountain Mine), its joint venture (Cortez Gold Mines), Placer Dome America, Placer Dome Exploration Inc. and Placer Turquoise Ridge Inc. (the “Participating Companies”) who are at least 18 years of age, an eligible employee or an employee who has completed a 12 consecutive month period, commencing on the date of hire or any January 1 thereafter, during which he or she completed 1,000 or more hours of service.

Contributions — Participants may elect to contribute from a minimum of 3 percent up to a maximum of 25 percent of their pretax compensation, as defined by the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Contributions are subject to limitations. The Company matches 100 percent of participants’ contributions ranging from 4 percent to 6 percent of their compensation depending on their eligibility under the Plan. Employees may also rollover amounts into the Plan from other qualified defined benefit or contributions plans.

PLACER DOME AMERICA 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Note 1.	Description of Plan (Continued)

Placer Dome America will make an employer basic contribution of 3 percent of plan compensation for employees who became eligible to participate in the Plan after December 31, 2001 or have elected not to participate in the Retirement Plan for Salaried Employees of Placer Dome U.S. Inc.

Participants direct the investment of their contributions into various investment options offered by the Plan. The employer matching and basic contributions are also invested as directed by the participant.

Participant Accounts — Each participant’s account is credited with the participant’s contribution and allocations of (a) company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Participants are fully vested in their accounts at all times.

Participant Loans - Participants are permitted to borrow a portion of their account balances. There is a limit of one loan outstanding at any time. The loan must be for a minimum of $1,000 and cannot exceed the lesser of the following: (i) $50,000, or (ii) 50 percent of the participant’s account. The loan is amortized with regular principal and interest payments through payroll withholding. The principal and interest paid by the participant are reinvested in the participant’s account on a pro-rata basis in the funds and sources from which the loan was made. Interest on the loans will be the prime rate (as quoted in the Wall Street Journal on the day the loan is requested) plus 2 percent.

Payment of Benefits — A participant is entitled to receive his or her Plan benefits upon the occurrence of any of the following events: (i) termination of employment; (ii) attainment of age 59 1/2 if the participant requests distribution; (iii) the participant’s death; or (iv) the Plan is terminated without creation of a successor plan. Benefits are distributed in the form of a lump sum payment by a direct rollover into an Individual Retirement Account (“IRA”) or to an eligible retirement plan.

Forfeited Accounts — Forfeited non-vested accounts consist of excess employer match and are used to pay administrative expenses of the plan and reduce employer matching contributions. At December 31, 2006 and 2005, the balance of the forfeited non-vested account totaled $0 and $5,551, respectively. For the years ended December 31, 2006 and 2005, forfeited non-vested amounts of $4,670 and $7,572, respectively, were used to reduce employer matching contributions.

Plan Merger — During 2006, the Plan administrator voted to merge the Plan into the Barrick Retirement Plan (see Note 8) and terminate the associated trust effective December 31, 2006. As a result all plan assets were transferred to the Barrick Retirement Plan.

PLACER DOME AMERICA 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Note 2.	Summary of Significant Accounting Policies

Basis of Accounting — The Plan’s 2005 financial statements have been prepared on the accrual basis of accounting and the 2006 financial statements have been prepared on the liquidation basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Investments in Placer Dome Inc. common stock are valued on the last business day of the year at the closing price as shown by the New York Stock Exchange Composite Listing. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participants’ loans are valued at their outstanding balances, which approximate fair value.

Dividend income is recorded on the ex-dividend date. Dividend income on Placer Dome Inc. stock is shown net of foreign taxes. Interest income is presented net of the Trustee’s cash management fee. Purchases and sales of securities are recorded on a trade-date basis.

Payment of Benefits — Benefits are recorded when paid.

Use of Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Note 3.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets at December 31, 2006 and 2005:

	2006	2005
Placer Dome Inc. Common Stock	$—	$17,667,978
Dodge & Cox Stock Fund	—	5,210,834
Gartmore Morley Stable Value Fund	—	7,236,339
PIMCO Total Return Administrative Fund	—	2,552,508
Neuberger Berman Genesis Fund	—	3,050,575
Loan Fund	—	2,724,502

PLACER DOME AMERICA 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
Note 4.	Tax Status of the Plan

The Plan received a determination letter from the Internal Revenue Service dated December 17, 2002, stating that the plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan has been amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Company believes that the Plan is qualified and the related trust is tax exempt as of the financial statement date.

Note 5.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Schwab Institutional at December 31, 2006 and 2005 and for the years then ended. Charles Schwab Trust Company is the custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Another Plan investment is shares of common stock of Placer Dome Inc., the parent company of Placer Dome America. In April 2006, Barrick Gold Corporation purchased Placer Dome Inc. At that time, Barrick Gold Corporation common shares replaced Placer Dome Inc. common shares. These transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $71,616 and $60,470 for the years ended December 31, 2006 and 2005, respectively.

Note 6.	Market Risk

Financial instruments which potentially subject the Plan to market risk consist primarily of investments. At December 31, 2006 and 2005, investments in Placer Dome Inc. common stock represented 0 percent and 32 percent of investments, respectively.

Note 7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances reported in the statement of net assets available for benefits.

Note 8.	Barrick Retirement Plan Merger

The Placer Dome America 401(k) Savings Plan was merged into the Barrick Retirement Plan during 2006. By December 31, 2006, all of the assets of the Plan had been transferred into the Barrick Retirement Plan.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunder duly authorized.

Placer Dome America 401(k) Savings Plan
	By:	/s/ Marsha Turner
		Name:	Marsha Turner
Date: July 13, 2007		Title:	Secretary, Barrick U.S. Subsidiaries Benefits Committee

EXHIBIT INDEX

Exhibit
Number	Description of Document
23.1	Consent of Independent Accountants